October 26, 2023

Kimberly Browning

Megan Miller

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       NXG Cushing Midstream Energy Fund –

Pre-Effective Amendment No. 1 to Registration Statement
on Form N-2 (File No. 333-273954)

Dear Ms. Browning and Ms. Miller:

We are in receipt of the telephonic comments of the staff of the Securities and Exchange Commission (the “SEC”) regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) of NXG Cushing Midstream Energy Fund (the “Fund”) that was filed with the SEC on September 26, 2023.

The Fund has considered your comments and authorized us to make on its behalf the responses and changes to the Registration Statement discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response.

Changes to disclosure referenced below are reflected in Pre-Effective Amendment No. 2 to the Registration Statement being filed by the Fund today via EDGAR. We have included page references where revised disclosure addressing a particular comment may be found.

Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Registration Statement.

Cover Page and Prospectus Summary

1.	See Division of Corporate Finance CD&I No. 123.05 and consider adding language to the effect that all filings filed by the Fund pursuant to the Securities Exchange Act of 1934 after "the date of the initial registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus.”

The Fund has added the suggested language.

2.	Reference is made to Comment #5 in the original comments, revise disclosure on the cover page to state that the Fund’s 80% policy includes synthetic exposure through derivatives, and identify the instruments utilized by the Fund to obtain such synthetic exposure.

The Fund has revised disclosure as requested.

3.	Add disclosure to the cover page to clarify the types of securities in which the Fund will invest as part of its principal strategy (for example, equity or debt, U.S. or non-U.S., market capitalization size).

The Fund has added the requested disclosure.

4.	If the Fund invests principally in junk bonds, add disclosure regarding junk bonds to the cover page.

The Fund has added the requested disclosure.

5.	Add an explanation of what “concentration” means in the prospectus summary.

The Fund has added the requested disclosure.

6.	Please explain how the Fund’s concentration policy can be reconciled with the Fund’s 80% policy.

Upon its inception in 2007, the Fund adopted a concentration policy to concentrate its investments in natural resources companies. In addition, since inception the Fund has maintained an 80% policy to invest primarily in a particular type of natural resource company. From inception through 2017, the Fund invested at least 80% of its assets in master-limited partnerships (“MLPs”), which are a particular type of natural resources company that operates primarily in the midstream energy space. In response to evolution in the midstream energy markets the Fund has twice modified its 80% policy. In 2017, the Fund modified its 80% policy to invest at least 80% of its assets in MLPs and businesses that operate similarly to and have the economic characteristics of MLP Investments but are organized and taxed as “C” corporations or as limited liability companies. And in 2023, the Fund again modified its 80% policy to invest at least 80% of its assets in midstream energy companies. Accordingly, since inception, the Fund has invested in accordance with its fundamental concentration policy to invest at least 25% of its assets in natural resources companies, as well as its non-fundamental 80% policy to invest primarily in a specific type of natural resource company.

The Fund notes that Section 8(b)(1)(E) of the 1940 Act requires a fund to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.” Likewise, Item 8(2)(b)(2) of Form N-2 requires a fund to disclose “the identity of any particular industry or group of industries in which the Registrant proposes to concentrate.” And the Instruction to that item states that “Concentration, for purposes of this item, is deemed 25 percent or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries.” The 1940 Act does not define “industry or group of industries” nor has the SEC done so, except to the extent of the limited guidance in former Guide 19 to Form N-1, which stated that “[a] registrant may . . . select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although the guides have since been rescinded, we understand the Staff believes Guide 19 is generally instructive with respect to industry concentration.

The Fund has sought to clarify its interpretation of its concentration policy by adding disclosure clarifying that for purposes of such investment policy, the Fund considers the natural resources industry to be the industry or group of related industries that constitute the natural resources sector.

In addition, the Fund has revised disclosure throughout the Registration Statement to eliminate any references to midstream energy as a sector, and to clarify in discussing its concentration that the Fund concentrates in natural resources companies, and more specifically in a particular type of natural resource company: midstream energy companies.

The Fund respectfully submits that its fundamental concentration policy to concentrate in natural resources companies, and its non-fundamental 80% policy to invest primarily in midstream energy companies, which are a particular type of natural resources company, are not contradictory and would not result in investor confusion. Investors understand the Fund to be a fund that invests, in accordance with its name, primarily in midstream energy companies, which are a particular type of company operating within the industry or group of related industries that make up the natural resources sector.

Summary of Fund Expenses

7.	Please consider removing footnote 5 and moving such disclosure to the body of prospectus.

The Fund notes that Form N-2 does not address the presentation of fee and expense waivers in the fee table. However, Form N-1A is instructive and provides that a fee waiver can be reflected as a line item in the fee table if it will reduce fund operating expenses for no less than one year from the effective date of the registration statement. (See Instruction 3(e) to Item 3 of Form N-1A). This instruction does not provide that a fund with a fee waiver of less than one year is prohibited from providing supplemental information regarding the effect of such waiver outside of the line items of the fee table. The Fund believes that investors will benefit from receiving such supplemental information in a footnote to the fee table. As noted in Response #8 below, the Fund confirms that the presentation of the supplemental information is in a smaller font that the fee table and is indented to clearly present it as part of the footnote. In addition, as noted in Response #22, the expense example has been calculated without giving effect to the waiver for any portion of the period covered by the example.

8.	Revise footnote 5 to ensure that tabular information appears in a smaller font than the fee table and is presented as being part of the footnote.

The Fund confirms that footnote 5, including the tabular information contained therein, is presented in the same font as the rest of the footnotes, which is a smaller font than the fee table and that the tabular information contained in footnote 5 is indented to make it clear that it is a part of the footnote.

9.	Revise footnote 5 to clarify that the waiver is contractual.

The Fund has revised footnote 5 as requested.

10.	Please correct the footnote to the net assets attributable to common shareholders column in the tabular information in footnote 5.

The Fund has corrected the footnote as noted.

10.	Reference is made to Comment #27 in the original comments. Please add footnote disclosure to the fee table to clarify that dividend reinvestment plan fees paid by the Fund are included in other expenses and ultimately borne by common shareholders.

The Fund has added the requested footnote disclosure.

11.	Please explain the calculation of the management fee as a percentage of net assets attributable to common shareholders.

The Fund has recalculated the management fee and other line items of the fee table in accordance with the disclosure regarding the calculation of such items set forth in the footnotes to the fee table.

12.	Please file the current fee waiver agreement as an exhibit to the Registration Statement.

The Fund has filed the current fee waiver agreement as exhibit (g)(2) to the Registration Statement.

13.	Please discuss in the body of the Prospectus the terms of the fee waiver in accordance with Item 20.1(c)(3) of Form N-2.

The Fund has added the requested disclosure.

14.	Reference is made to Comment #31 in the original comments. State that nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees or other Fiduciary Covered Persons (i.e., officers, members of any advisory board, investment adviser or advisers, or depositor) covered by the waiver provisions in the Declaration of Trust shall apply to or in any way limit state law fiduciary duties of loyalty and care.

The Fund is organized as a Delaware statutory trust. Section 3806 of the Delaware Statutory Trust Act (“DSTA”) provides that “[t]o the extent that, at law or in equity, a trustee or beneficial owner or other person has duties (including fiduciary duties) to a statutory trust or to another trustee or beneficial owner or to another person that is a party to or is otherwise bound by a governing instrument, the trustee’s or beneficial owner’s or other person’s duties may be expanded or restricted or eliminated by provisions in the governing instrument; provided, that the governing instrument may not eliminate the implied contractual covenant of good faith and fair dealing.” As state law fiduciary duties with respect to trustees of a Delaware statutory trust are defined by both common law and the governing instrument, the Fund respectfully submits that it would be inaccurate to say that provisions of the Declaration of Trust do not apply to state law fiduciary duties.

However, the Trust respectfully submits that the language in question contained in Article IX, Section 9(b)(vii) is not intended to be a waiver of fiduciary duties, either under state or federal law. Instead, Section 9 is intended to clarify that provisions of non-DSTA trust law – a body of law not traditionally associated with business enterprises – shall not apply to the Trust. That is evidenced by both clause (a) of Section 9, which states that Section 3540 of Title 12 of the Delaware Code (Section 12 of the Delaware Code being titled “Decedents’ Estates and Fiduciary Relations” and Section 3540 relates to powers and duties of certain trustees in such context) and clause (b) of Section 9, which begins with the statement that statutory and common law provisions of Delaware law other than the DSTA shall not apply to the Trust. The purpose of Article IX, Section 9 is not to abrogate the fiduciary duties applicable to a trustee of a Delaware statutory trust, but to clarify that it those duties that shall apply, and not the duties that may be applicable in the context of various other forms of non-business trust.

15.	Reference is made to Comments #32 and #33 in the original comments. Please delete from the disclosure that the Fund is aware of the Staff’s view.

In original Comments #32 and #33, you asked us to revise the relevant provisions of the Declaration of Trust to state that they do not apply to claims arising under the federal securities laws. The Fund is an existing entity in operation since 2007 and the Declaration of Trust cannot be amended without a vote of shareholders. Therefore, we have included disclosure that we are aware of the Staff’s view that the applicable provisions do not apply to claims arising under the federal securities laws.

The Fund respectfully submits that it would be inaccurate for the Fund to disclose flatly that such provisions do not apply, as that is not the language of the Declaration of Trust. The Fund is organized as a Delaware statutory trust, and as such is governed by the DSTA. Section 3816 of the DSTA provides that “[a] beneficial owner’s right to bring a derivative action may be subject to such additional standards and restrictions, if any, as are set forth in the governing instrument of the statutory trust, including, without limitation, the requirement that beneficial owners owning a specified beneficial interest in the statutory trust join in the bringing of the derivative action.” The Fund is not aware of any judicial precedent, rule adopted by the Commission or public pronouncement by the Commission to the effect that the federal securities laws preempt state derivative demand procedures, including in a proceeding arising under the federal securities laws brought in state court. To the contrary, the Fund notes that in Kamen v. Kemper Fin. Svcs., Inc. (500 U.S. 90, 500 U.S. 97 (1991)), the U.S. Supreme Court considered the demand requirements in a derivative action founded on the Investment Company Act of 1940, as amended, and held that federal courts should abide by the procedural rules governing derivative actions of a fund’s state of incorporation.

To be clear, the Fund is not disputing the substance of the Staff’s position, but merely seeking to craft disclosure that accurately reconciles such position with the existing language of the Fund’s governing documents and applicable law.

16.	Reference is made to Comment #32 in the original comments. Please include all requested disclosure.

The Fund has added the requested disclosure. The Fund notes that original comment #32 requested disclosure of Section 11(a) and the first sentence of Section 11(c). Nonetheless, the Fund has revised the relevant disclosure to disclose all of Section 11(c).

17.	Reference is made to Comment #34 in the original comments. Please include all requested disclosure.

The Fund has added the requested disclosure. To address each of the elements of Comment #34:

(a)	applicable control share voting thresholds

The Fund has added disclosure that “The Control Share Statute provides for a series of voting power thresholds above which shares are considered control shares. These thresholds are: 10% or more, but less than 15% of all voting power; 15% or more, but less than 20% of all voting power; 20% or more, but less than 25% of all voting power; 25% or more, but less than 30% of all voting power; 30% or more, but less than a majority of all voting power; or a majority or more of all voting power.”

(b)	how voting rights may be restored

The Fund has added disclosure that “Approval by shareholders requires the affirmative vote of two-thirds of all votes entitled to be cast on the matter, excluding shares held by the acquirer and its associates as well as shares held by certain insiders of a Fund. The Control Share Statute provides procedures for an acquirer to request a shareholder meeting for the purpose of considering whether voting rights shall be accorded to control shares. Further approval by a Fund’s shareholders would be required with respect to additional acquisitions of control shares above the next applicable threshold level.”

(c)	any exemptions for acquisitions of control shares

The Fund has added disclosure that “As of the date hereof, the Board of Trustees has considered the Control Share Statute and has not exempted, and has no present intention to exempt, any acquisition or class of acquisitions.”

(d)	the rationale for the Fund not broadly exempting control share acquisition

The Fund has added disclosure that “The Fund should not be viewed as a vehicle for trading purposes. It is designed primarily for risk-tolerant long-term investors. If the Board of Trustees receive a request to exempt any acquisition, it will consider whether such an exemption would be in the best interest of the Fund and its shareholders.”

(e)	the impact on shareholders of these provisions and

“The Fund has added disclosure that “Once a threshold is reached, an acquirer has no voting rights under the DSTA or the governing documents of the Fund with respect to shares acquired in excess of that threshold (i.e., the “control shares”) unless approved by shareholders… The Control Share Statute effectively allows non-interested shareholders to evaluate the intentions and plans of an acquiring person above each threshold level.”

The Fund has also added risk disclosure that such provisions “could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over the Fund… and may reduce market demand for the Fund’s Common Shares, which could have the effect of increasing the likelihood that the Fund’s Common Shares trade at a discount to net asset value and increasing the amount of any such discount.”

(f)	whether the Board has considered the provisions and determined that they are in best interests of the Fund and shareholders

The Fund has added disclosure that “The Board has considered the Control Share Statute and the uncertainty around the general application under the 1940 Act of state control share statutes and enforcement of statute control share statutes. The Board intends to continue to monitor developments relating to the Control Share Statute and state control share statutes generally.”

(g)	recent federal and state court precedent has held that control share acquisition provisions are not consistent with the provisions of the 1940 Act

The Fund has added disclosure that “Some uncertainty around the general application under the 1940 Act of state control share statutes exists as a result of recent federal and state court decisions that have found that certain control share by-laws adopted by Massachusetts business trusts violated the 1940 Act.”

Statement of Additional Information

18.	If ADRs are a principal strategy of the Fund, please revise disclosure accordingly.

While the Fund is permitted to invest in ADRs, ADRs are not presently a principal strategy of the Fund. The Fund notes that as of May 31, 2023, the Fund had [no] investments in ADRs.

Part C

19.	Include the undertaking required by Rule 484 under the Securities Act of 1933.

The Fund has included the undertaking required by Rule 484.

Accounting Comments

20.	In the Expense Example, please round numbers to the nearest dollar.

The Fund has revised the Expense Example as requested.

21.	The footnote to the Expense Example appears to be missing from pre-effective amendment.

The Fund has restored the footnote to the Expense Example, which had been inadvertently omitted.

22.	Please confirm the calculation of the expense example.

The Fund has revised the calculation of the expense example to present the expense sample without giving effect to the fee waiver.

* * * * *

Please telephone me at 312-407-0641 with any questions or comments you may have.

Sincerely,

/s/ Kevin Hardy

cc:	NXG Cushing Midstream Energy Fund

John Musgrave

Blake Nelson

Jeff Engelsman